UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-CEN [ ] Form N-CSR

For Period Ended: May 30, 2021

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________

PART I — REGISTRANT INFORMATION

BORROWMONEY.COM, INC.
Full Name of Registrant

Former Name if Applicable

512 Bayshore Drive
Address of Principal Executive Office (Street and Number)

FT. Lauderdale, Florida 33304
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During the preparation of the financials for the 10-Q for the period ending May 30, 2021, the CEO Aldo Piscitello was stuck in France. In addition, the CFO Andrew Trumbach suffered a death in the family which made it diffuclt for him to complete the financials in a timely manner.

As a result of the above, the registrant has experienced delays in completing its Quarterly Report on Form 10-Q for the quarter ended May 30, 2021, within the prescribed time period. The delay could not be eliminated without unreasonable effort or expense.

The registrant does not anticipate that it will file its completed Quarterly Report on Form 10-Q for the quarter ended May 30, 2021 on or before the fifth day following the prescribed due date; however, the registrant does plan to endeavor to file such Quarterly Report as soon as practicable.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Aldo Piscitello	212	265-2525
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [  ] No [X]

The registrant has not yet filed its Annual Report on Form 10-K for the year ended August 31, 2019.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes [  ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

BORROWMONEY.COM, INC.

(Name of Registrant as Specified in Charter)

Date:	Jul 13, 2021	By:	/s/ Aldo Piscitello
Aldo Piscitello
President